EXHIBIT 99.1

Sands Capital reports 5.7% holding in Galapagos

Mechelen, Belgium; 8 January 2019; 22.01 CET; regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Sands Capital Management, LLC.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 27 December 2018 from Sands Capital Management, LLC, who notified that it held 3,092,264 of Galapagos' voting securities (consisting of American Depository Shares) on 13 September 2018. On this date, Sands Capital Management, LLC, crossed the 5% threshold of Galapagos' voting securities by acquiring additional securities. These 3,092,264 securities represented 6.02% of Galapagos' then outstanding 51,337,763 shares. Since the number of outstanding Galapagos shares currently stands at 54,465,421, the 3,092,264 securities of Sands Capital Management currently represent 5.7%. The full transparency notice is available on the Galapagos website.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contact

Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Sofie Van Gijsel
Director IR
+32 485 19 14 15
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

1     Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market.